Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

August 13, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that it is now trading on the OTC Market’s prestigious tier, OTCQX “International” under the symbol “FRMSF”.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 13, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	August 13, 2009
OTCQX– FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Silver Joins OTCQX

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") announces that it is now trading on the OTC Market’s prestigious tier, OTCQX “International” under the symbol “FRMSF”. The Pink OTC Markets Inc. is a leading electronic inter-dealer quotation system, trading technology and financial information provider for over-the-counter (OTC) securities in the United States. Investors can find current financial disclosure and real-time Level 2 quotes for the Company on www.otcqx.com and www.pinksheets.com.

As an OTCQX-listed company, First Majestic is expected to benefit from being associated with the top segment of the United States OTC Market and anticipated increased investor visibility. As an OTCQX-listed company, First Majestic joins several large and well known international companies who have also elected to access the US markets.

Mr. Keith Neumeyer stated; “in reviewing the alternatives to satisfy the many requests by our US shareholders and potential US investors who have asked First Majestic to list its shares in the United States, we felt that the OTCQX offered a win-win solution for all concerned. We are optimistic that our new US listing will bring extra attention to the many exciting developments that are taking place within our Company”.

Dorsey & Whitney LLP will serve as First Majestic’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on listing requirements.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.